SEC FILE NUMBER 1-7891
CUSIP NUMBER 257651109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: July 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Donaldson Company, Inc.
Full Name of Registrant

Former Name if Applicable

1400 West 94th Street
Address of Principal Executive Office (Street and Number)

Minneapolis, MN 55431
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Donaldson Company Inc. (the “Company”) is temporarily unable to file its Annual Report on Form 10-K for its fiscal year ended July 31, 2015 (the “Form 10-K”) within the prescribed time period for reasons described below.

The Company’s Compliance Committee received reports from two former employees that revenue for a project in the European Gas Turbine Products business was improperly recognized in the second quarter of fiscal 2015. The Company initiated an internal investigation which verified the substance of the report and identified additional revenue transactions within the European Gas Turbine Products business involving the same improper practices.

The Audit Committee of the Board has subsequently engaged independent external counsel and independent forensic accountants to continue the investigation, which is still on-going. Based on the investigation findings to date, the Company concluded that documents were altered with the intent to inappropriately recognize revenue for certain transactions in periods earlier than would be allowable under generally accepted accounting principles. There is also an indication that there may have been purposeful deferring of certain charges from suppliers to later time periods than appropriate.

The investigation findings to date suggest that the revenue transactions were all valid, but revenue was inappropriately recognized in an accelerated manner during the fourth quarter of fiscal 2014 and the second and third quarters of fiscal 2015. Based on the investigation findings to date, the Company believes that the financial statement misstatements were immaterial, however the investigation is still on-going and it is uncertain as to whether additional misstatements will be found, either in revenue or other accounts. The Company has begun taking remedial actions in response to the discovery of these practices.

Once the investigation is completed, including the evaluation of its findings, the Company expects to complete its assessments as to the impacts to the financial statements and effectiveness of internal controls over financial reporting and file its Form 10-K.

The Company wishes to caution investors that any forward-looking statements (such as those identified by words such as “believe,” “expect” or similar expressions) are subject to uncertainties and other risk factors that could cause actual results to differ materially from such statements, including but not limited to risks associated with the timing and outcome of the Audit Committee’s investigation, including the possible identification of additional facts that could have an impact on the Company’s historical or future financial results. The Company undertakes no obligation to publicly update or revise any forward-looking statements.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James F. Shaw	(952)	887-3131
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes      ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes      ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Donaldson Company, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 29, 2015	By:	/s/ James F. Shaw
James F. Shaw
Vice President, Chief Financial Officer

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